Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 28, 2022

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sir/Madam,

Sub:	Appointment of Ms Penny Wan (DIN: 09479493) as an Additional Director, categorized as Independent, on the Board of the Company

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we would like to inform you that Ms Penny Wan (DIN: 09479493) has been appointed as an Additional Director, categorized as Independent, on the Board of Dr. Reddy's Laboratories Ltd., for a term of five consecutive years, effective January 28, 2022. Her appointment was approved by the Board based on recommendations of the Nomination, Governance and Compensation Committee and is subject to approval of shareholders. Ms Wan’s profile is attached to this intimation.

Ms Wan is not related to any of the Directors on the Board of the Company. Further in line with the Stock Exchange Circular dated June 20, 2018, it is hereby confirmed that Ms Wan is not debarred from holding the office of director by virtue of any SEBI order or any other such authority. Ms Wan does not hold any other directorships presently.

This is for your information and records.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance officer

Encl: As above

CC:-	New York Stock Exchange Inc.(Stock Code :RDY)
NSE IFSC Ltd. (Stock Code: DRREDDY)

PROFILE OF MS. PENNY WAN

Penny Wan was most recently Amgen’s Vice President of the Japan and Asia Pacific region. With over 20 years of experience in the biopharmaceuticals industry, she led Amgen’s geographic expansion efforts in the region. Since joining the Company in 2014, she has been instrumental in building Amgen’s commercial presence across the region, ensuring that innovative medicines reach patients, payers and physicians in these markets.

Prior to Amgen, Wan was General Manager of Roche Pharma China, which became one of the fastest growing multinational corporations in the Country. She spearheaded innovative partnership solutions with government, professional and patient groups to improve access and outcomes for patients. Wan also worked in the pharmaceuticals division of Wyeth, where she held various management, marketing and commercial positions in the US, Hong Kong, and Taiwan.

During her time in China, Wan served as an executive committee member of DPAC (R&D based Pharmaceutical Association Committee), where she led the industry-shaping efforts in biologics and served as Vice President of the Shanghai Association of Enterprises with Foreign Investments. She received the 2013 White Magnolia Memorial Award from the Shanghai municipality in recognition of her contributions to the city.

Penny brings deep experience across healthcare. She has comprehensive management experience and strategic skills in leading sales and marketing, manufacturing, business development, start-up, country and regional operations in global markets, including China and Japan in world class pharma and healthcare companies.

Penny is a confident, articulate executive with a strong presence. She has been a hands-on executive and attributes her success to understanding science, handpicking the team, resource allocation and savvy business judgments. Additionally, Penny has worked across multiple sectors in pharma, infant formula, nutrition, vaccines, immunology, oncology, cardiovascular, bone and mental health, etc.

Penny holds a Graduate Diploma in business administration from Monash University & Chinese University of Hong Kong and a Bachelor of Science in Biochemistry and Pharmacology from Monash University of Australia.